Exhibit 7.4

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF YELLOW MEDICINE	EIGHTH JUDICIAL DISTRICT
Case Type: Contract Dispute

GLACIAL LAKES ENERGY, LLC,
a South Dakota Limited Liability Company,

Plaintiff,	Court File No.

v.

GRANITE FALLS ENERGY, LLC,
a Minnesota Limited Liability Company,

Defendant,	COMPLAINT FOR
DECLARATORY JUDGMENT,
and	BREACH OF CONTRACT, AND
BREACH OF FIDUCIARY
PAUL ENSTAD, KENNETH BERG,	DUTY, AND REQUEST FOR
SCOTT DUBBELDE, MYRON PETERSON,	EQUITABLE AND INJUNCTIVE
RODNEY WILKISON, SHANNON JOHNSON,	RELIEF
and JULIE OFTEDAHL-VOLSTAD, members of the
Board of Governors of Granite Falls Energy, LLC,

Defendant Governors,

and

FAGEN, INC., a Minnesota corporation,

a Potentially Interested Party
pursuant to Minn. Stat. § 555.11.

COMES NOW THE PLAINTIFF Glacial Lakes Energy, and as and for its Complaint against the Defendants, states and alleges as follows:

INTRODUCTION

1.                                       This is in part an action for declaratory relief pursuant to Minn. Stat. Chap. 555.  Plaintiff seeks a judgment of the Court declaring rights, status, and other legal relations, and seeks a Court determination of the construction and effect of a Membership Unit Purchase

Agreement between Fagen, Inc. and Glacial Lakes Energy dated December 4, 2008, and documents relevant thereto.  A copy of the Membership Unit Purchase Agreement is attached as Exhibit 1.  The action also includes claims for breach of contract and breach of fiduciary duties under common law and statutory law, and seeks equitable injunctive relief including supplemental relief as well as equitable injunctive relief under Minn. Stat. § 322B.833 and § 322B.38, and such other relief as the Court deems just and appropriate.

THE PARTIES

2.                                       Plaintiff Glacial Lakes Energy, LLC, (hereinafter “Glacial Lakes” or “Glacial Lakes Energy”), is a South Dakota Limited Liability Company with its principal offices located in Watertown, South Dakota.  Glacial Lakes owns and operates corn-based ethanol production facilities in South Dakota and has ownership interest in and has provided management services to other ethanol plants.

3.                                       Defendant Granite Falls Energy, LLC (hereinafter “Granite Falls” or “Granite Falls Energy”), is a Minnesota Limited Liability Company with its place of business located in Granite Falls, Minnesota.  Granite Falls Energy owns and operates an ethanol production facility in Granite Falls, Minnesota.  Glacial Lakes Energy is the owner of 6500 Membership Units or slightly more than twenty percent (20%) of the outstanding Membership Units of Granite Falls Energy.

4.                                       Defendants Paul Enstad, Kenneth Berg, Scott Dubbelde, Myron Peterson, Rodney Wilkison, Shannon Johnson, and Julie Oftedahl-Volstad, (hereinafter collectively the “Defendant Governors”) are, and at all times material hereto were, members of the Board of Governors of Granite Falls Energy.  These seven Defendant Governors have, upon information and belief, acted in concert and effectively control the Granite Falls Energy Board. These Defendant

Governors owe certain duties including fiduciary duties to members such as Glacial Lakes Energy who are unit holders of Granite Falls Energy.

5.                                       Fagen, Inc., a Minnesota corporation, is a party to the Membership Unit Purchase Agreement dated December 4, 2008, a document for which plaintiff seeks a declaratory judgment with respect to the construction and effect thereof.  Consequently, Fagen, Inc. is named as a potentially interested party pursuant to Minn. Stat. § 555.11.

THE HISTORICAL RELATIONSHIP BETWEEN PLAINTIFF AND DEFENDANTS

6.                                       During the period of 2001 through 2003, Granite Falls Community Ethanol Plant, LLC, a predecessor to defendant Granite Falls Energy, was attempting to raise funding to build an ethanol plant in Granite Falls, Minnesota.  It was unsuccessful in this effort.  In 2004, Glacial Lakes Energy agreed to assist Granite Falls Community Ethanol in raising funds for a Granite Falls ethanol plant.  Glacial Lakes invested $6.5 million of its own money into the Granite Falls ethanol project and assisted in raising additional funds that permitted the project to proceed.

7.                                       In 2004, and in consideration for its investment in the Granite Falls ethanol project, Glacial Lakes Energy was issued 6500 Membership Units in what became defendant Granite Falls Energy, LLC.  This block of units represents slightly over twenty percent (20%) of the issued and outstanding units of Granite Falls Energy.

8.                                       Also in 2004, an Operating and Member Control Agreement (hereinafter “Member Control Agreement”) which, among other things, defines the duties and responsibilities of the Granite Falls Energy Board of Governors and the rights of the Granite Falls Energy members, was promulgated by what is now defendant Granite Falls Energy.  This Member Control Agreement provides in part as follows:

SECTION 6

MANAGEMENT OF THE COMPANY

6.1 Management.

(a)  The Company shall be managed by a Board of Governors whose members are elected, designated or appointed in accordance with Section 6.1(c).  All powers of the Company shall be exercised by or under the authority of, and the business affairs of the Company, managed under the directions of the Board of Governors in accordance with this Agreement . . .

Section 6.1 of the Member Control Agreement also deals specifically with the involvement of Glacial Lakes Energy in the management of Granite Falls Energy.

Section 6.1(c)(ii) and (iii) provides as follows:

(ii)  So long as it is a member and holds no less than 20% of the issued and outstanding Membership Units of the Company, Glacial Lakes Energy. . .  shall designate two (2) members to serve on the Board of Governors (the “Glacial Lakes Appointees”) . . . and an alternate (the “Glacial Lakes Alternate”) to serve as described below.

In addition, Section 6.1 of the Member Control Agreement extends this right to designate two Governors and one Alternate Governor to an entity or person that purchases this block of units from Glacial Lakes.  Section 6(c) provided:

(iii)  If Glacial Lakes sells a number of its Membership Units comprising at least of 20% of the issued and outstanding Membership Units of the Company to a single person or entity that is not an Affiliate of Glacial Lakes, the buyer of such Membership Units (the “Glacial Successor”) shall succeed to Glacial Lakes’ right to designate two (2) members to serve on the Board of Governors (the “Glacial Successor Appointees”), and the alternate (the “Glacial Successor Alternate”).

The extension to a Successor purchaser of this right to continue designating two Governors greatly enhances the value and marketability of the block of 6500 Units.

9.                                       In accordance with these provisions of the Member Control Agreement, Glacial Lakes Energy has at all times designated two members as Glacial Lakes Appointees and an Alternate to serve on the Board of Governors of Defendant Granite Falls Energy.

REQUIREMENTS FOR SALE AND TRANSFER OF MEMBERSHIP UNITS OF GRANITE FALLS ENERGY

10.                                 At all times relevant hereto, the requirements for sale or transfer of Membership Units of Granite Falls Energy necessitated the completion of specific documents signed by the seller of the units as well as compliance with other procedures.  The Member Control Agreement authorized the Board to adopt conditions on the sale or transfer of Membership Units.

11.                                 Procedures and requirements relating to the transfer of Membership Units were adopted by the Board of Governors of Granite Falls Energy pursuant to this authority.  Specifically, the Board adopted a “Granite Falls Energy, LLC Membership Unit Transfer and Operating System”, a “Private Transfer Request” form, a “Contract for Sale” form, a Granite Falls Energy, LLC “Checklist and Procedures for Transfers of Membership Units” (hereinafter “Checklist and Procedures”), a “Granite Falls Energy, LLC Trading Service Summary”  (hereinafter “Trading Service Summary”), and a “Granite Falls Energy LLC Trading Service Operational Manual.”

12.                                 The Granite Falls Energy Unit Transfer and Trading System (hereinafter the “Unit Transfer System”) was adopted pursuant to the authority vested in the Board by the Member Control Agreement.  This Unit Transfer system authorizes two types of transfers:  (1) private transfers and (2) transfers completed through the Granite Falls Energy’s trading Service.

13.                                 The Unit Transfer System establishes procedures and requirements for private transfers, including that the holder of the Membership Units must complete and submit to the Board a completed Private Transfer Application form and send to the Board its Membership Unit Certificates.

14.                                 The Granite Falls Private Transfer Request form sets forth the following procedures and requirements for Board approval of transfers:

DOCUMENTS

“Transferor and Transferee must enclose with this Private Transfer Request: (1) the Membership Units certificate referenced above or an affidavit declaring that Transferor has lost or misplaced such Membership Units certificate (Note: Transferor must sign the reverse side of the Membership Unit certificate)…

15.                                 The Granite Falls Checklist and Procedures form contains the following items:

TRANSFER CHECKLIST:

ALL THREE SETS OF CONDITIONS SET FORTH BELOW MUST BE SATISIFIED IN ORDER FOR BOARD TO APPROVE TRANSFER

1.  First Set of Conditions — Operating Agreement

1.                                       Has a private transfer request form or a written contract for sale been completed by transferor and transferee? . . .

* * *

2.                                       Have all required supporting documents been submitted?

* * *

3.                                       Has the transferor endorsed the membership unit certificate?

16.                                 The Granite Falls Unit Transfer System and related documents likewise provide several mandatory requirements for transfers that are completed through Granite Falls Energy’s trading service.  These requirements include, among other things, that the seller/member sign the Membership Unit Certificates and send the signed Certificates to the trading services prior to the time the sale is to be approved.  The seller must sign the reverse side of its Membership Unit Certificates.  The Contract for Sale form further provides:

5.                                   Closing.  Upon closing, all rights, title, and interest of Seller in the Securities as identified above, and all incidents of ownership thereof, shall be transferred to Purchaser, and shall be transferred on the books of said Company as of the trade or transfer effective date.

17.                                 The requirement that the seller/member endorse the Membership Unit Certificate prior to any sale being approved by Granite Falls Energy is reiterated in the Granite Falls Energy “Checklist and Procedures for Transfers of Membership Units.”

18.                                 The requirements adopted by the Granite Falls Board establish that in order to Transfer Membership Units the holder/seller is to fill out and sign a Private Transfer Application and sign or endorse the Certificate to be transferred or complete and sign an appropriate assignment of the Certificate.  The rights, title and interest of the Seller and all incidences of ownership are transferred at Closing, and are thereafter transferred on the books of the Company.

19.                                 The requirement that sales or transfers of Membership Units include specific directions for transfer by the seller, be executed by the seller, and that the Certificates be delivered to the Company are standard commercial practices for the sale of LLC Membership Units.  These requirements are intended to protect the integrity of the system, to assure the accuracy of transfers, and to assure that the intent of the seller/transferor are being properly followed.

20.                                 The Granite Falls Unit Transfer System also sets the time when the Granite Falls Board of Governors is to review private transfer requests as well as when any such transfers would become effective.  It provides as follows:

F.                                  Board Approval.  At the end of each quarter, the Board of Governors will review all private transfer request forms, contracts for sale, and other requisite documents provided by transferors and transferees…

G.                                 Effective Date.  All sales and transfers shall be made effective upon the first day of the quarter following the date the transaction is approved by the Board.  Granite Falls’ trading quarters shall begin on January 1, April 1, July 1, and October 1 of each calendar year.

21.                                 At all times relevant hereto, Glacial Lakes Energy had the reasonable expectation that Granite Falls Energy and its Board of Governors would follow its established procedures and requirements and would not act in a manner in conflict with or indifferent to these procedures and requirements.

THE PURCHASE AGREEMENT BETWEEN FAGEN, INC. AND GLACIAL LAKES ENERGY

22.                                 On or about December 4, 2008, Fagen, Inc. entered into a Membership Unit Purchase Agreement with Glacial Lakes Energy (“Purchase Agreement”).  A copy of the Purchase Agreement is attached as Exhibit 1.  The Purchase Agreement provides that “on the Closing Date. . . Seller (Glacial Lakes Energy) will sell, assign, and transfer to Buyer (Fagen, Inc.), free and clear of any liens, claims, encumbrances, security interests, all of Seller’s right, title, and interest in 2000 Membership Units in Granite Falls Energy.”  The Purchase Agreement further provides that “At the Closing,” Glacial Lakes will deliver to Fagen, Inc. all necessary certificates, instruments and documents to effect a transfer of the Purchased Membership Units to Fagen, Inc. “endorsed in blank or accompanied by duly executed assignment documents” at which time Fagen is to receive Membership Certificates duly issued and signed in accordance with the Operating Agreement.

23.                                 No Closing Date is established by the Purchase Agreement.  Rather, the Closing Date is to be established by the parties, but not later than seven months after the date of the Purchase Agreement.  During this seven-month period prior to closing, Glacial Lakes retains disposition power, voting power and governance rights with respect to these 2000 Membership Units.

24.                                 Also, during this seven-month period prior to Closing, Glacial Lakes retains the contractual right to negotiate a sale of the entire block of 6500 Membership Units (which block includes the 2000 Units covered by the Purchase Agreement) to another purchaser.  If Glacial Lakes is able to negotiate such a sale, the Fagen, Inc. Purchase Agreement by its terms “will terminate automatically,” and there will be no Closing on that Purchase Agreement or on the sale of 2000 Units to Fagen, Inc.

25.                                 The provision of the Purchase Agreement that gives Glacial Lakes Energy the right to continue efforts to sell the block of 6500 Membership Units (which represent at least twenty percent [20%] of the issued and outstanding Units) to another purchaser is significant.  Section 6.1(c)(iii) of the Member Control Agreement provides:

If Glacial Lakes sells a number of its Membership Units comprising of at least 20% of the issued and outstanding Membership Units of the Company to a single person or entity that is not an Affiliate of Glacial Lakes, the buyer of such Membership Units (the “Glacial Successor”) shall succeed to Glacial Lakes’ right to designate two (2) members to serve on the Board of Governors. . . and the alternate . . .

The ability of a “Successor” purchaser of the block of 6500 Membership Units to designate two Governors greatly enhances the value and saleability of the 6500 unit block.  Glacial Lakes has sought and continues to seek a successor purchaser for the entire block of 6500 units.  Glacial Lakes specifically negotiated this right with Fagen, Inc. as part of the terms and conditions of the Purchase Agreement in order to protect the value of its 6500-unit block.

THE DETERIORATED RELATIONSHIP BETWEEN GLACIAL LAKES ENERGY AND GRANITE FALLS ENERGY

26.                                 Unrelated to the above noted transactions, Glacial Lakes Energy and Granite Falls Energy were also parties to a separate agreement, an Operating and Management Agreement by which Glacial Lakes managed the Granite Falls Energy facility.  Although the Management Agreement was a five-year agreement, Granite Falls Energy terminated the Management

Agreement in late 2006 after approximately one year, and Glacial Lakes Energy was removed as Manager.

27.                                 Following this action by Granite Falls Energy, in early 2007 Glacial Lakes Energy commenced an arbitration action against Granite Falls Energy alleging wrongful termination and breach of the Management Agreement.  Glacial Lakes sought several million dollars in damages.  Granite Falls Energy counterclaimed against Glacial Lakes and sought several million dollars in damages.

28.                                 Although these claims and counterclaims were eventually settled under a Confidential Settlement Agreement reached through mediation in 2008, the claims and counterclaims between Glacial Lakes and Granite Falls resulted in bitter litigation and an acrimonious relationship existed between the parties throughout 2008.

UNILATERAL ACTION TAKEN BY THE GRANITE FALLS BOARD OF GOVERNORS IN RESPONSE TO THE FAGEN PURCHASE AGREEMENT

29.                                 Section 6.1(c)(ii) of the Member Control Agreement provides:

So long as it is a member and holds no less than 20% of the issued and outstanding Membership Units of the Company, Glacial Lakes Energy … shall designate two (2) members to serve on the Board of Governors. . .

* * *

(I)f Glacial Lakes is no longer a member of the Company or holds less than 205 of the issued and outstanding Membership Units of the Company, then the Glacial Lakes Appointees and the Glacial Lakes Alternate shall be deemed to have resigned and, unless the provisions of Section 6.1(c)(iii) apply, the Glacial Lakes Appointees shall be replaced as At-Large Additional Governors under Section 6.1(c)(v).

30.                                 In an apparent effort to immediately eliminate the right of Glacial Lakes to appoint two members to the Granite Falls Board of Governors and to deprive Glacial Lakes of its opportunity to sell its block of 6500 Membership Units along with the right of the Successor to appoint two members to the Board of Governors, Granite Falls Energy has wrongfully claimed that as a result of the December 4, 2008 Purchase Agreement Glacial Lakes has actually completed a sale of 2000 Units to Fagen, Inc., and the Defendant Governors have, upon information and belief, transferred or are in the process of transferring ownership of the 2000 Membership Units on the Granite Falls books.  The apparent intent of this wrongful action is to try to decrease Glacial Lakes’ ownership of Units to less than twenty percent (20%), thereby eliminating the right of Glacial Lakes to designate two members to the Board.  The further effect is to undermine or destroy the value and saleability of the block of 6500 Membership Units by preventing any subsequent sale by Glacial Lakes of the block of 6500 units with the accompanying right to designate two Board Governors.

31.                                 The action by the Defendant Governors is contrary to the Member Control Agreement, contrary to its stated procedures and policies for sale and transfer of units, and contrary to its fiduciary duty to a Member of Granite Falls Energy, to-wit:  Glacial Lakes Energy.

32.                                 Neither Glacial Lakes Energy nor Fagen, Inc. submitted to the Granite Falls Board of Governors a Private Transfer Application, a Private Transfer Request form, the endorsed Unit Certificate, an executed assignment, or any other documentation necessary for the sale or transfer of Units to Fagen, Inc. under Granite Falls’ rules.  Neither Glacial Lakes nor Fagen, Inc. made a request of the Board to approve a sale.  Furthermore, the potential sale transaction has not closed; and Glacial Lakes has not prepared or delivered to Fagen, Inc. any of the necessary documents to effect a transfer of the 2000 Membership Units to Fagen, Inc., an obligation existing only at the time of Closing.  Glacial Lakes continues to hold disposition power, voting power, and governance rights in the 2000 Membership Units.

33.                                 Rather than following established procedures and relying upon properly executed documents and directives, Defendant Governors called an “interim Board meeting” for January 13, 2009.  The sole agenda item was the so-called “transfer of 2000 shares from Glacial Lakes to Fagen, Inc.”

34.                                 The scheduling of this “interim Board meeting” was not in conformance with past practice.  The Board of Governors generally holds its regular monthly Board meeting on the third Thursday of each month.  It is at the last regular Board meeting of the “trading quarter,” when the Board is to review and approve unit sales or transfers.

35.                                 In January 2009, the Third Thursday for the regular Board Meeting was January 15, 2009.  However, the “interim Board Meeting” was hastily scheduled for January 13, 2009, two days prior to the regular Board Meeting.

36.                                 Additionally, the agenda attached to the January 7, 2009 email indicated that the only item for the meeting was a “determination of transfer of 2000 from Glacial lakes Energy to Fagen, Inc.”  Not only was January 13, 2009 not the date for the regular Board Meeting, but the last Board meeting of the trading quarter when Unit transfers were to be considered would be the third Thursday of March 2009.  The Defendant Governors acted contrary to established procedures and prior practice in hastily calling an “interim Board Meeting” for January 13, 2009, for the sole purpose of “determining the transfer of 2000 Units.”

37.                                 Additionally, prior to the “interim Board Meeting,” Granite Falls had been provided with a copy of a Schedule 13D Securities Exchange Act filing which included a complete copy of the membership Unit Purchase Agreement between Fagen, Inc., and Glacial

Lakes Energy.  Consequently, at the time of the interim Board Meeting the Defendant Governors were fully aware of the details and contingent nature of the potential sale to Fagen, Inc.

38.                                 Nevertheless, at the “interim Board Meeting” the Defendant Governors (excluding Paul Enstad who was not present) distributed a pre-drafted Resolution approving what was referred to as “the private transfer of 2000 Membership Units from Glacial Lakes to Fagen…” Even though this pre-drafted Resolution noted that a transfer was “contemplated by the Purchase Agreement,” this Resolution indicated that the officers of Granite Falls Energy could proceed to record the transfer on the books of Granite Falls Energy.  The two Glacial Lakes appointed Board Members objected to the indication of a completed transfer and voted against the Resolution.  The six Defendant Governors present voted in favor of the Resolution which then passed.

39.                                 On or about January 13, 2009, the attorneys for Glacial Lakes Energy advised the attorneys for Granite Falls Energy that the Resolution passed by the Defendant Governors on January 13, 2009 contradicts the facts and interferes with the contractual right of Glacial Lakes Energy under the Purchase Agreement to sell its 6500 Membership Units as a block to a third party, which Successor transferee would then maintain the right under the Granite Falls Member Control Agreement to appoint two governors to the Granite Falls Board.  This correspondence further noted that the action by the Board “fundamentally diminishes the value of the 6500 Membership Units in that it would prevent Glacial Lakes Energy, from selling all 6500 Membership Units as a block with an accompanying right to appoint two persons to the Granite Falls Board.

40.                                 Thereafter, by correspondence dated January 14, 2009, the attorneys for Granite Falls Energy advised Glacial Lakes that Granite Falls Energy nevertheless intends to record the transfer of 2000 Membership Units to Fagen, Inc. on its books effective as of the date the Resolution was passed.  The Granite Falls attorneys also advised Glacial Lakes Energy that because of this transfer Glacial Lakes Membership Units had fallen below twenty percent (20%) and that therefore it had relinquished its right to appoint anyone to the Board and the two previously appointed Board members “are deemed to have resigned.”

41.                                 By correspondence dated January 15, 2009 the attorneys for Granite Falls Energy advised the attorney for Glacial Lakes that “Granite Falls Energy, LLC is not willing to acknowledge the transferability of any appointment rights claimed by Glacial Lakes Energy, LLC.”

42.                                 On January 20, 2009 the Defendant Governors caused notices to be sent to the two Glacial Lakes designated Board members stating that they were no longer members of the Granite Falls Board of Governors.

43.                                 In addition, following passage of the Resolution Granite Falls Energy and Defendant Governors caused to be submitted to the United States Securities and Exchange Commission a Form 8-K Report that misstates the transaction.  A copy of the Form 8-K Report was included in the letter of January 20, 2009 to the two Glacial Lakes appointed Governors.

44.                                 By taking the position that Glacial Lakes Energy completed a sale of 2000 Units to Fagen, Inc. and that such a sale is to be recorded on the books of the Granite Falls Energy, by adopting a Resolution so indicating, by misstating the facts of the transaction to the SEC, by unilaterally transferring ownership of the 2000 Membership Units on its books, and by removing from the Granite Falls Board the two Governors designated by Glacial Lakes Energy, the Defendant Granite Falls Energy and the Defendant Governors acted contrary to the terms of the Purchase Agreement, contrary to the Member Control Agreement, contrary to the Granite Falls

Energy Unit Transfer System and associated documents and guidelines, and contrary to standard commercial practices associated with the sale and transfer of units of an LLC.

45.                                 A determination of Defendants’ illegal, willful, wrongful, and unfairly prejudicial acts is supported by the following factual summary:

(a)                                    The Fagen, Inc. Purchase Agreement does not constitute a sale by Glacial Lakes Energy of 2000 Membership Units on December 4, 2008.  Rather, the effective date of the sale is to be on the Closing Date provided for in the Purchase Agreement.  It is only at the time of the Closing that Glacial Lakes will “sell, assign and transfer to” Fagen, Inc. Glacial Lakes right, title and interest in and to the 2000 Membership Units.  It is only at the time of Closing that Glacial Lakes will deliver to Fagen all necessary endorsed certificates, instruments and documents to effect a transfer of the Membership Units to Fagen, Inc.  It is at the time of Closing that there will be a transfer of the certificates “endorsed in blank or accompanied by duly executed assignment documents.”   The Closing has still not taken place, and may not take place until as late as July 3, 2009, if at all.  During the seven-month period between the signing of the Purchase Agreement and this potential Closing Date, Glacial Lakes Energy continues to hold the voting rights and the governance rights for these 2000 Units.  During the seven-month period Glacial Lakes has the disposition rights over the 2000 Units and has the contractual right to continue its efforts to sell its block of 6500 Membership Units which block includes the 2000 Units referenced in the Purchase Agreement.  Should Glacial Lakes sell the 6500 Unit block during this time period, the Purchase Agreement with Fagen, Inc. by its terms terminates.  The Purchase Agreement also provides Fagen, Inc. with a right to terminate the Permit Purchase Agreement upon five days written notice.  There simply was not, and still has not been a sale of 2000 Units to Fagen, Inc., and Glacial Lakes continues to be the holder of these Units.

(b)                                   The Defendant Governors acted contrary to the established procedures for transferring Units under the Unit Transfer System.  Under this System, Board approval of private transfer requests is to be an agenda item at a meeting of the Board of Governors held “at the end of each trading quarter.”  The trading quarters begin January 1 of each year.  The Resolution was passed by the Board at an “interim Board meeting” held on January 13, 2009.  It was not done at a regular Board meeting and it was not done at the end of a trading quarter as required by the Unit Transfer System.  Rather, it was done in a hasty attempt to deprive Glacial Lakes of its rights under the Member Control Agreement.

(c)                                  At the time Defendant Governors conducted the “interim Board Meeting” on January 13, 2009, they had received a copy of the Membership Unit Purchase Agreement between Fagen, Inc. and Glacial Lakes Energy.  As such, they were aware that the transaction was contingent in several respects, that there had been no closing, and that there had been no final sale of the 2000 Units.  The Resolution even termed this a “contemplated” transfer.  Nevertheless, Granite Falls Energy and the Defendant Governors treated this transaction as a completed sale to the irreparable harm to Glacial Lakes.

(d)                                   Even the Contract for Sale form utilized by Granite Falls Energy recognizes that it is only at the time of “Closing” that “all rights, title and interest of the Seller in the Securities . . . and all incidences of ownership thereof, shall be transferred to the Purchaser, and shall be transferred on the books of said company as of the trade or transfer effective date.”  The Closing on the Purchase Agreement had not taken place as of the time of the January 13, 2009 interim Board Meeting, and has not taken place as of the present time.  It may not take place until approximately July 3, 2009, or it may never take place.

(e)                                    When the Defendant Governors conducted the “interim Board Meeting” on January 13, 2009, they did not have the documentation required by the Granite Falls Unit Transfer System for a private transfer.  They did not have a Private Transfer Application form completed and signed by Glacial Lakes.  They did not have the Unit Certificate endorsed by Glacial Lakes, nor did they have an assignment of the Certificate signed by Glacial Lakes.  They did not have “such documents and instruments of conveyance executed by the transferor and transferee as may be necessary or appropriate to effect such transfer.”  The Board did not have any directive from either Glacial Lakes Energy or from Fagen, Inc. to transfer any Units.

(f)                                      There was no legitimate business reason for the expedited efforts by the Defendant Governors to try to establish a consummated sale by Glacial Lakes of 2000 Membership Units to Fagen, Inc.  In contrast, the apparent intent of this improper action by the Defendant Governors was to try to immediately eliminate from the Board the two Glacial Lakes appointees which would eliminate the ability of Glacial Lakes to protect its investment and interest in Granite Falls Energy.  In addition, the apparent intent was to eliminate the right that Glacial Lakes had under the Member Control Agreement to sell a block of 6500 Membership Units with the accompanying right in the Successor Purchaser to designate two Board Members.  The harmful effect is to severely undermine the ability of Glacial Lakes to market and sell the 6500 Units as a block, preserving the Successor Purchaser’s right to appoint two board members.

46.                                 The actions by the Defendant Governors were undertaken willfully, wrongfully, and with an intent to deprive Glacial Lakes of certain Unit sale rights that existed under the Member Control Agreement.  The Defendant Governors have acted in violation of their fiduciary duties to Glacial Lakes Energy and have caused Defendant Granite Falls Energy to take action in conflict with and in breach of the Member Control Agreement and procedures established there under.

47.                                 The Defendant Governors have acted against the reasonable expectations of Glacial Lakes.  The Defendant Governors have interfered with the governance rights of Glacial Lakes.  The Defendant Governors have further acted against the reasonable expectations of Glacial Lakes by failing to follow the rules and procedures established by Granite Falls and by acting in conflict with and to the detriment of Glacial Lakes.

48.                                 By correspondence of January 27, 2009, counsel for Glacial Lakes Energy again  demanded that Granite Falls Energy immediately take action to rescind the Board action, to reinstate the two Board appointees, and to correct its books and records regarding the ownership of the 2000 Membership Units covered by the Purchase Agreement.  Defendants have failed and refused to do so.

49.                                 The action by the Defendant Governors, acting on behalf of Granite Falls Energy, has caused and will cause irreparable injury to Glacial Lakes Energy in that damages resulting from the loss of two Board seats on the Granite Falls Board, and damages for being deprived of the ability to market and sell a block of 6500 Membership Units along with the right of the Successor to appoint two Board Members to the Board, may not be readily ascertainable.

CAUSES OF ACTION

COUNT I — DECLARATORY JUDGMENT AND EQUITABLE RELIEF

50.           Plaintiff Glacial Lakes Energy seeks a declaration of this court, pursuant to Minn. Stat. Chap. 555, determining and declaring that there has not yet been a sale of Units by Glacial Lakes Energy to Fagen, Inc. and that, in accordance with the terms of the Purchase Agreement, there is no sale until the Closing, and that there may never be such a Closing on this Purchase Agreement.  Further declaring that until there is a sale of Glacial Lakes Energy’s Membership Units, Glacial Lakes continues to hold and own the Units and is entitled to its rights under Section 6 of the Member Control Agreement.  Further, as supplemental relief Glacial Lakes Energy prays for an order of this court rescinding the Board action and reinstating the two Glacial Lakes Board Appointees to the Granite Falls Energy Board and ordering that any transfer of ownership of these 2000 Membership Units that may have been entered on the books or records of Granite Falls be reversed or rescinded.

Prayer for Expedited Relief

51.           The declaration of the rights of the parties as alleged above is necessary in order to immediately place the two Glacial Lakes appointees back on to the Granite Falls Board, and to allow Glacial Lakes to immediately resume efforts to market and sell as a block to one purchaser the 6500 Units along with the right of the Successor Purchaser of those Units to appoint two members to the Granite Falls Board.  Expedited review is also necessary in that Granite Falls is proceeding to make filings with the SEC including its upcoming 10-K annual report and proxy materials for the Granite Falls annual meeting, at which time Granite Falls Energy plans to have an election to replace the two Board seats previously occupied by the Glacial Lakes Appointees.

As such, Plaintiff seeks an expedited review and decision by the court in this declaratory judgment action, and requests consideration by the court to resolving this matter on the basis of expedited motions for summary judgment or through motions for a temporary restraining order and/or a preliminary injunction, or through such other procedure as the court deems expedient and appropriate.

COUNT II — BREACH OF CONTRACT

52.            Glacial Lakes adopts the foregoing paragraphs by reference.

53.           Through their above-described acts and omissions, including but not limited their intentional disregard of procedures for approving and effecting unit transfers, defendant Granite Falls Energy and the Defendant Governors have breached their agreements with and contractual obligations to Glacial Lakes.

54.           Glacial Lakes is entitled to equitable injunctive relief directing defendants to reverse and rescind their actions that constitute a breach of contract.

55.           As a direct and proximate result of said breaches of contract, Glacial Lakes has or will be damaged in an amount in excess of $50,000.

COUNT III — BREACH OF FIDUCIARY DUTY

56.                                 Glacial Lakes adopts the foregoing paragraphs by reference.

57.           The Defendant Governors owe a fiduciary duty to Glacial Lakes to act in good faith in an honest manner, with due care, and in a manner reasonably believed to be in the best interests of Granite Falls members including Glacial Lakes Energy, and with the care an ordinary prudent person in a like position would exercise under similar circumstances and to avoid actions of self-dealing and conflict of interest.

58.           The Defendant Governors owe fiduciary duties to Glacial Lakes Energy to use their voting power to effect control over the corporation in a fair, just and equitable manner and not to use their voting power to seek control of corporate activities in a manner beneficial to themselves and which are detrimental to Glacial Lakes.

59.           The Defendant Governors owe Glacial Lakes Energy a fiduciary duty to act in an honest, fair and reasonable manner in the operation of Granite Falls and to honor the agreements and reasonable expectations of Glacial Lakes Energy as a unit holder.

60.           The Defendant Governors have violated their fiduciary duties to Glacial Lakes. The breaches by the Defendant Governors of these duties to Glacial Lakes are unlawful acts which are unfairly prejudicial and damaging to Glacial Lakes, entitling Glacial Lakes to relief under the common law and Minnesota Statutes Chapter 322B, specifically including Minnesota Statutes § 332B.833.

COUNT IV — ILLEGAL CONDUCT OR ACTIONS UNFAIRLY PREJUDICIAL TOWARDS A SHAREHOLDER, MINN. STAT. § 322B.833 AND § 322B.38

61.                                 Glacial Lakes adopts the foregoing paragraphs by reference.

62.           By their actions and omissions, the Defendant Governors have acted fraudulently, illegally, and/or in a manner unfairly prejudicial towards Glacial Lakes in its capacity as shareholder or unit holder of Granite Falls Energy.

63.           As a result of the acts and omissions of Granite Falls Energy and the Defendant Governors, Glacial Lakes is entitled to injunctive and other equitable relief under the common law and Minnesota Statutes § 322B.833 and § 322B.38, specifically including but not limited to the relief requested below.

COUNT V — CONVERSION

64.           Glacial Lakes adopts the foregoing paragraphs by reference.

65.           Defendant Granite Falls Energy and the Defendant Governors’ conduct in relation to the transfer of Glacial Lakes’ membership units amounts to an unlawful taking and interference with Glacial Lakes’ property rights for which Glacial Lakes has been damaged.

66.           As a direct and proximate result of said conversion, Glacial Lakes has or will be damaged in an amount in excess of $50,000.

WHEREFORE, plaintiff Glacial Lakes Energy, LLC requests that the Court enter judgment against defendants and declaratory judgment as follows:

a.                                       Rescinding the Resolution adopted by Granite Falls Board of Governors on January 13, 2009, or alternatively modifying said Resolution so that it correctly indicates that the transaction between Glacial Lakes Energy and Fagen, Inc. is not final unless and until Closing and that no recordation of any transfer is to be made on the books of Granite Falls Energy unless and until requested by Glacial lakes Energy and until the Board has received an executed Private Transfer Request form or Application and the Glacial Lakes Certificate endorsed by Glacial Lakes, or a Certificate assignment form executed by Glacial Lakes.

b.                                      Rescinding and reversing any entries made in the books and records of Granite Falls Energy that record a transfer of 2000 Membership Units from Glacial Lakes Energy to Fagen, Inc.

c.                                       Requiring Granite Falls to ensure that its records reflect Glacial Lakes’ ownership of 6,500 Membership Units until such time as

Glacial Lakes Energy provides an executed request for transfer along with appropriate support documentation as noted above.

d.                                      Restoring the two Glacial Lakes Appointees to the Granite Falls Energy Board and enjoining Defendant Governors from interfering with the attendance by these two Board Members at Granite Falls Energy Board Meetings, and

e.                                       Awarding Glacial Lakes its costs and disbursements, and awarding its attorneys fees under Minn. Stat. §§ 322B.833, subd. 7, and 322B.38.

f.                                         An award of damages to Glacial Lakes in an amount in excess of $50,000.

Dated: February 3, 2009		LINDQUIST & VENNUM P.L.L.P.

	By	/s/ Michael L. Weaver
Michael L. Weaver, Atty. I.D. # 0220577
Kurtis A. Greenley, Atty. I.D. # 37527
Mark S. Enslin, Atty. I.D. # 338813
4200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 371-3211
(612) 371-3207 (facsimile)

ATTORNEYS FOR PLAINTIFF
GLACIAL LAKES ENERGY

ACKNOWLEDGMENT

The party to this pleading by its attorney acknowledges that sanctions may be imposed pursuant to Minn. Stat. § 549.211.

/s/ Michael L. Weaver
Michael L. Weaver